October 8, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 4631
Washington, DC 20549
Attn: Larry Spirgel, Assistant Director

Re: Zoom Technologies, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed September 25, 2013
     File No. 000-18672

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission") set forth in your letter dated October 2, 2013 (the "Comment Letter") with respect to the above-referenced Proxy Statement on Schedule 14A filed by Zoom Technologies, Inc. (the "Company").

For your convenience, we set forth each comment from the Comment Letter in bold typeface and included the Company's response below it.

1. Please revise your proxy to address how the reverse stock split would impact the number of shareholders required under NASDAQ listing standards possibly triggering a going private transaction under Rule 13e-3. We note that in your Form 10-K for fiscal year ended December 31, 2013, you disclose having only 166 stockholders of record as of March 28, 2013.

We respectfully advise the Staff that the reverse stock split transaction (the "Transaction") will not have an impact on our Nasdaq eligibility and that the Transaction will not trigger a going private transaction under Rule 13e-3 ("Rule 13e-3") promulgated under the Exchange Act (the "Exchange Act") and nor is the Transaction part of a broader plan to take the Company private. In fact, as set forth in the proxy, the purpose of the Transaction is to the contrary, to allow the Company to remain on Nasdaq which requires a stock price in excess of $1.00 per share.

Rule 5550 of the Nasdaq Stock Market Rules requires that the Company, among other things, have "at least 300 Public Holders" to continue listing its equity securities on Nasdaq, where "Public Holders" are defined as "holders of a security that includes both beneficial holders and holders of record." The Company had more than 4,000 Public Holders before the Transaction, and the Company believes that it will continue to have greater than 4,000 Public Holders following the Transaction. To accommodate the Staff's concern, we have added the following disclosure to the last paragraph on Page 16:

"It is the Company's intent to continue to be listed on the Nasdaq after the Reverse Split. As of the date of this proxy statement, we believe we have more than 4,000 beneficial stockholders and 205 record shareholders. The Nasdaq Marketplace Rules requires we have more than 300 Public Holders, which is defined as "holders of a security that includes both beneficial holders and holders of record, but does not include any holder who is, either directly or indirectly, an Executive Officer, director, or the beneficial holder of more than 10% of the total shares outstanding" under Rule 5005. Because the decrease of the number of shares owned by each of our stockholders due to the Reverse Split will not decrease the number of our Public Holders, the Reverse Split should not affect our continued listing status on the Nasdaq."

Additionally, we have removed the following language from the first paragraph on Page 18:

"This has two disadvantages. First, the Nasdaq Marketplace Rules require that we have at least 300 round lot stockholders. Second,"

and have replaced "Second," with "Because". We have also removed "Consequently," from the first paragraph on Page 18 to make the sentence flow. We have attached the changed pages to our proxy statement to this correspondence.

With respect to Rule 13-e3, the Company's obligation to comply with Rule 13e-3 arises from its engagement in a Rule 13e-3 transaction (or series of transactions) which has a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects: (A) causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Exchange Act to become eligible for termination of registration under Exchange Act Rules 12g-4 or 12h-6 or causing the reporting obligations with respect to such class to become eligible for termination under Exchange Act Rule 12h-6; or suspension under Exchange Act Rule 12h-3 or Section 15(d) of the Exchange Act; or (B) causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

We determined that Rule 13e-3 was not applicable to the Transaction because prior to and at the time of the preliminary proxy statement, the Company had fewer than 300 record holders of its securities and was therefore eligible, prior to delivering the proxy statement to the SEC, to terminate the registration of its common stock under Section 12g-4 and to suspend its obligation to report under Rule 12h-3 and Section 15(d).  Pursuant to CD&I 104.01 of "Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3," a transaction is not deemed to have "caused" a class of securities to become eligible for termination of registration or suspension of the obligation to report if an issuer was already eligible to terminate the registration under Section 12(g) or to suspend the obligation to report under Section 15(d) since the reduction in the number of security holders would not produce the going private effect specified in Rule 13e-3(a)(3)(ii)(A).  Accordingly, the Transaction could not be deemed to have "caused" our common stock to become "eligible" for termination of registration or suspension of our obligation to report since our common stock was eligible for termination/suspension prior to sending the proxy. In addition, as we discussed above, we believe the Transaction will not cause our common stock to be delisted from Nasdaq because, after the Transaction, the Company will continue to have more than 300 Public Holders, which will satisfy Nasdaq continued listing requirement regarding number of Public Holders.

Finally, on page 16 of the preliminary proxy statement, we have indicated to our shareholders that the Transaction is not part of a broader plan to take the Company private.

End.

In preparing our response to the comments, the Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call me at +86 138 2625 8562 or our counsel, David Selengut, Esq. of the law firm Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

/s/ Patrick Wong

Patrick Wong
Chief Financial Officer